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06008537

SECUR... ...SSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 7 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 53256

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DESJARDINS SECURITIES INTERNATIONAL INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Complexe Desjardins, East Tower, 15th Floor
(No. and Street)

Montreal (City) Canada (State) H5B 1J2 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anne Tremblay (514) 281-2244 ext. 6822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
(Name – *if individual, state last, first, middle name*)

1 Place Ville-Marie, Suite 3000 (Address), Montreal (City), Canada (State), H3B 4T9 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/26/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Lewis Mayers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DESJARDINS SECURITIES INTERNATIONAL INC., as of December 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESJARDINS SECURITIES INTERNATIONAL INC.

(SEC I.D. No. 112417)

Financial statements and supplemental schedules for the year ended December 31, 2005 and independent auditors' report and supplemental report on internal control

DESJARDINS SECURITIES INTERNATIONAL INC.
Table of contents

Deloitte.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-5014
Fax: (514) 390-4111
www.deloitte.ca

Independent auditors' report

To the Stockholder of
Desjardins Securities International Inc.

We have audited the accompanying balance sheet of Desjardins Securities International Inc. (the "Company") as at December 31, 2005 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The following supplemental schedules of Desjardins Securities International Inc. as at December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

- Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 under the *Securities Exchange Act of 1934*;
- Computation for determination of reserve requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934*.
- Information relating to Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 under the *Securities Exchange Act of 1934*.

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the financial statements taken as a whole.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.

February 8, 2006

DESJARDINS SECURITIES INTERNATIONAL INC.

Balance sheet

as at December 31, 2005
(in US dollars)

	2005
	$
Assets	
Cash	1,493,429
Due from brokers and financial institutions	621,951
Other receivables	3,736
Income taxes receivable	350,281
Deferred income taxes (Note 4)	941
Other assets	3,000
	2,473,338
Liabilities	
Advances from parent company	563,202
Accounts payable and accrued liabilities	46,582
	609,784
Stockholder's equity (Note 3)	1,863,554
	2,473,338

(See notes to financial statements)

Approved by the Board

.... Director

.... Director

DESJARDINS SECURITIES INTERNATIONAL INC.

Statement of income

year ended December 31, 2005
(in US dollars)

	2005
	$
Revenue	
Commissions	2,335,515
Foreign exchange gain	58,328
Interest	10,030
	2,403,873
Expenses	
Salaries and fringe benefits	66,108
Interest	168,393
Management fee paid to parent company	1,635,965
Other operating and administrative expenses	367,946
	2,238,412
Income before income taxes	165,461
Income taxes (Note 4)	
Current	86,290
Deferred	1,837
	88,127
Net income	77,334

(See notes to financial statements)

DESJARDINS SECURITIES INTERNATIONAL INC.

Statement of cash flows

year ended December 31, 2005
(in US dollars)

	2005
	$
Operating activities	
Net income	77,334
Adjustments to reconcile net income to net cash provided by operating activities	
Deferred income taxes	1,837
	79,171
Net change in operating items	
Due from brokers and financial institutions	(353,333)
Other receivables	6,069
Accounts payable and accrued liabilities	(286,678)
Income taxes payable	(807,579)
Cash used in operating activities	(1,362,350)
Financing activities	
Advances from parent company	413,748
Decrease in cash	(948,602)
Cash, beginning of year	2,442,031
Cash, end of year	1,493,429
Supplemental disclosures	
Interest paid	168,393
Income taxes paid	985,658

(See notes to financial statements)

DESJARDINS SECURITIES INTERNATIONAL INC.
Statement of changes in stockholder's equity
year ended December 31, 2005
(in US dollars)

	Common stock			
	Shares	Amount	Retained earnings	Total
		$	$	$
Balance, December 31, 2004	1,075,000	702,624	1,083,596	1,786,220
Net income	-	-	77,334	77,334
Balance, December 31, 2005	1,075,000	702,624	1,160,930	1,863,554

1. Description of the business

The Company, incorporated January 24, 2001 under the *Canada Business Corporations Act,* is a full-service securities broker. On January 29, 2002, the Company changed its name from 3858839 Canada Inc. to Desjardins Securities International Inc. Business operations commenced in July 2002.

The Company is a member of the National Association of Securities Dealers and is registered as a broker-dealer with the Securities and Exchange Commission.

2. Significant accounting policies

Commissions

Commissions are recorded on a trade-date basis as securities transactions occur.

Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, deferred tax assets are recognized based on the future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax basis, using the expected income tax rates for the years in which the differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Foreign currency transactions

Monetary assets and liabilities are translated in U.S. dollars at the rate of exchange in effect at year-end. Non-monetary assets and liabilities, capital stock issued and revenue and expenses are translated at the exchange rate in effect at the transaction date while income statement accounts are translated on average rates of exchange for the year. Gains or losses resulting from foreign currency transactions are included in net income.

Use of estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(in US dollars)

3. Stockholder's equity

	2005 $
Capital stock (1,075,000 Class A shares)	702,624
Retained earnings	1,160,930
	1,863,554

Authorized
An unlimited number of voting and participating Class A shares, without par value

4. Income taxes

Earnings are subject to federal and provincial income taxes. The effective tax rate on earnings varies from one year to the next according to the changes in the combined statutory income tax rate. The provision for income taxes in the statement of earnings differs from the amount that would have been computed by applying the Canadian statutory income tax rate as a result of the following:

	2005 $
Income taxes at the combined statutory rate of 31.02%	51,326
Change in income taxes resulting from the following:	
Prior year's tax adjustments	36,078
Non-deductible expenses and other elements	723
	88,127

Deferred income tax assets are as follows:

	2005 $
Fixed assets	892
Other assets	49
	941

(in US dollars)

5. Related party transactions

The Company is a wholly-owned subsidiary of Desjardins Securities Inc., which is an entity of the Mouvement des caisses Desjardins du Québec.

In 2005, the Company signed a service agreement with its parent company regarding the shared administrative expenses related to the employees holding a dual employment status. The total amount exchanged during the year is $1,635,965.

Transactions and balances with related parties are as follows:

	2005
	$
Management fee	1,635,965
Revenue - interest	957
Cash	47,530
Advances from parent company	563,202

6. Financial instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and due from brokers and financial institutions and receivables are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts approximating fair value.

7. Net capital requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rules 15c3-1, which requires the maintenance of minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As at December 31, 2005, the Company had net capital of $1,154,644 which exceeds the required net capital of $100,000 by $1,054,644. The Company's ratio of aggregate indebtedness to net capital was 0.5281 to 1 as at December 31, 2005.

DESJARDINS SECURITIES INTERNATIONAL INC.
Computation of Net Capital for brokers and dealers pursuant to SEC Rule 15c3-1 under the Securities Exchange Act of 1934
as at December 31, 2005
(in US dollars)

	2005
	$
Total stockholder's equity	**1,863,554**
Deduct non-allowable assets	
Other deposits from parent company	**47,530**
Due from brokers and financial institutions	**265,430**
Other receivables	**350,281**
Deferred income taxes	**941**
Other assets	**6,736**
Total non-allowable assets	**670,918**
Other deductions	**37,992**
Net capital	**1,154,644**
Computation of aggregated indebtedness net capital requirement	
Required minimum net capital:	
The greater of $100,000 or 6 2/3% of aggregate indebtedness	**100,000**
Excess net capital	**1,054,644**
Ratio: Aggregate indebtedness to net capital	**0.5281**

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2005 Part IIA FOCUS filing.

DESJARDINS SECURITIES INTERNATIONAL INC.

Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

year ended December 31, 2005

The Company is exempt from the reserve requirements of Rule 15c3-3 of the Security and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

Deloitte.

Samson Bélair/Deloitte & Touche s.e.n.c.r.l.
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-5014
Fax: (514) 390-4111
www.deloitte.ca

February 8, 2006

Desjardins Securities International Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Desjardins Securities International Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 8, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) under the *Securities Exchange Act of 1934,* we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and may not be detected. Also, projections of any evaluation of the internal controls or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Samson Bélair / Deloitte & Touche s.e.n.c.r.l.